UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☒ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:
Lynx City LLC

Legal status of Issuer:

   Form:
   Limited Liability Company

   Jurisdiction of Incorporation/Organization:
   Connecticut

   Date of Organization:
   May 3, 2019

Physical Address of Issuer:
102 Wooster St, A5, Bethel, CT 06801, United States

Website of Issuer:
https://www.lynx.city/

Current Number of Employees:
5

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020)
Total Assets	$379,909	$236,567
Cash and Cash Equivalents	$29,215	$2,967
Accounts Receivable	$0	$0
Short-term Debt	$259,757	$25,098
Long-term Debt	$69,906	$43,621
Revenues/Sales	$281,438	$557,783
Cost of Goods Sold	$37,532	$24,293
Taxes Paid	$0	$0
Net Income (Loss)	($167,717)	($219,851)

Annual Report for Form C-AR

of

Lynx City LLC

A Connecticut limited liability company

April 24, 2022



LYNX CITY LLC

Lynx City LLC, a Connecticut limited liability company ("**LEEN,**" the "**Company**," "**we**," "**us**", or "**our**") is providing the information contained in this Form C-AR (together with all attachments and documentation incorporated herein by reference, the "**Form C-AR**") for the purpose of furnishing certain information about the Company as required under in 17 C.F.R. § 227.202.

You should rely only on the information contained in this Form C-AR, which will be filed with EDGAR and posted on the Company's website. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. This Form C-AR does not constitute an offer to sell or buy securities. The information contained in this Form C-AR and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C-AR. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

This Form C-AR may not be reproduced or used for any purpose other than the purpose stated above.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C-AR contains forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on our assumptions, based on information currently available to us, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

You are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C-AR is accurate only as of the date of those respective documents and is based on information available to us on those dates. While this Form C-AR is dated as of the date set forth on the cover page of this Form C-AR, certain information is provided as of earlier dates, such as our financial statements. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR or to conform these statements to actual results or to changes in our expectations.

YOU SHOULD NOT CONSTRUE THE CONTENTS OF THIS FORM C-AR AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION APPLICABLE TO YOUR PARTICULAR FINANCIAL OR TAX SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL

ADVISER, LEGAL COUNSEL TAX ADVISOR AND ACCOUNTANT AS TO LEGAL, ACCOUNTING, TAX AND RELATED MATTERS CONCERNING YOUR INVESTMENT.

No federal or state securities regulatory authority has passed on or approved the accuracy or adequacy of this Form C-AR or any attachment hereto. The Company has prepared and filed this Form C-AR pursuant to Regulation CF and will post a copy of this document to its website at https://www.lynx.city/ no later than 120 days following the end of its fiscal year.

Ongoing Reporting

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year until it is no longer required to do so as provided below. Once posted, the annual report may be found on the Company's website at https://www.lynx.city/.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Lynx City LLC

FINANCIAL CONDITION OF LYNX CITY LLC

Please see the financial information listed on the cover page of Form C-AR and attached hereto as Exhibit A. Additionally, reference to the financial condition of Lync City LLC is referenced throughout this Form C-AR.

The following summary highlights information contained elsewhere or incorporated by reference in this Form C-AR. This summary may not contain all of the information that may be important to you.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents.

As of March 31, 2022, the Company had an aggregate of $18,300 in cash and cash equivalents, leaving the Company with approximately 3 months of runway.

Capital Expenditures and Other Obligations

The Company intends to make capital expenditures in the near future to pay for parts and repairs of its scooters. It expects to pay for such capital expenditures from revenues.

COMPANY INFORMATION

Issuer Legal Name:	Lynx City LLC
Form of Organization:	Limited Liability Company
Jurisdiction in Which Issuer is Formed:	Connecticut
Date of Organization:	May 3, 2019
Physical Address:	102 Wooster St, A5, Bethel, CT 06801, United States
Web Site:	https://www.lynx.city/
Locations in Which the Company Conducts Business:	Florida, Connecticut

MANAGERS, OFFICERS AND DIRECTORS

The names of the directors and officers (and any persons occupying a similar status or performing a similar function, including a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer and any person routinely performing similar functions) of the Company, all positions and offices with the Company held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years is included as follows:

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Alan Moisio	CEO, Manager	Lynx City- CEO, January 2019- Present Complete Control Systems- Owner, July 2009- Present	Western Connecticut State University- B.A.
David Harvey	COO, Manager	Lynx City, COO, May 2019 – Present. Delivery.com, COO, July 2020 – Present. Dogs Unleashed, CEO, Feb 2019 – Present. Vroom Service Now, COO, Jul 2016 – Jul 2019.	High School (1999)
Derek Pierson	CTO, Manager	Lynx City, CTO, Jan 2019 – Present. Complete Control Systems, Co-Owner, Jul 2009 – Present.	High School (2001)
Nathaniel Brogadir	CBO	Lynx City, CBO, 2020-Present.	University of Pennsylvania,

		Delivery.com, CBO/VP of Business Development, Jun 2017 – Jun 2019 Beyond Hook, Member, Nov 2019 – Present. Board Member, various boards, Nov 2016 – Present.	B.A. Economics (2007)

CERTAIN BENEFICIAL OWNERSHIP OF THE COMPANY

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership
Alan Moisio	Membership Interests	30.00%
David Harvey	Membership Interests	30.00%
Derek Pierson	Membership Interests	30.00%

DESCRIPTION OF THE BUSINESS & BUSINESS PLAN

We are a micro mobility technology company. We believe personalized transportation in the form of scooters and e- bikes will allow for safer, cleaner, and more convenient modes of travel. We use state-of-the-art hardware and software to allow for maximum efficiency and productivity. The founding team are all successful entrepreneurs and bring a wealth of experience to help capitalize on this trend.

The Company's Products and/or Services

Product / Service	Description	Current Market
Acton	Scooter	Deployed in Connecticut and Florida

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

There are several competitors in the space, including Bird and Lime. The Company intends to differentiate by bidding on smaller markets where it is expected there will be less competition. The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small

companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private- label brands. Product quality, performance, value and packaging are also important differentiating factors. Bird, Lime, Bolt, Razor

Supply Chain

We obtain our materials from multiple sources, none of which we are dependent upon. We have spent much time researching our supply chain and are prepared for any shortages or forcible changes should any provider become unavailable.

Anticipated Business Plan

The Company is in the business of renting electric scooters on a per minute, hour, daily or weekly basis to customers in certain towns and cities. The Company intends to expand into additional smaller markets where the Company can avoid competing directly with others in the space and, whenever possible, it will seek to receive the exclusive rights to be in such locations.

EMPLOYEES

The Company currently has 5 employees.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters. The Company is still working on implementing its business plan and its business plan may not be successful. There can be no assurance that we will ever operate profitably or that if profitability is achieved, we will be able to maintain profits regularly. While many companies successfully return capital to investors without achieving substantial profits, there is no guarantee that such an exit will occur or be available to the Company. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by non-mature companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The Company's success depends on the experience and skill of the board of directors, its managers and key employees. In particular, we are dependent on Alan Moisio, our CEO, David Harvey, our COO, Derek Pierson, our CTO, and Nathaniel Brogadir, our CBO. The Company has or intends to enter into employment agreements with each of them, however there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of any managing member or officer could harm the Company's business, financial condition, cash flow and results of operations.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections. The World Health Organization declared a global emergency on January 30, 2020, with respect to the

outbreak then characterized it as a pandemic on March 11, 2020. The outbreak has spread throughout Europe and the Middle East and there have been cases of COVID-19 in Canada and the United States, causing companies and various international jurisdictions to impose restrictions, such as quarantines, closures, cancellations and travel restrictions. While these restrictions have largely been lifted, the duration of the business disruptions internationally and related financial impact cannot be reasonably estimated at this time. Similarly, we cannot estimate whether or to what extent this outbreak and potential financial impact may extend to countries outside of those currently impacted. New waives or different variants of the virus could result in additional unforeseeable business disruptions. Additionally, the world or particular regions could experience pandemics related to other types of viruses, disease or similar, which could have substantial impacts on our business.

We may face potential difficulties in obtaining capital. We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will likely require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business. We may implement new lines of business at any time. Our business model is subject to significant risk and may not be thoroughly tested in the market. Therefore, we may have need to modify or completely change our business model. The failure to foresee market changes and reactions in which we operate could adversely impact our business. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products. We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business. The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from

being challenged, invalidated, circumvented or designed around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, we are dependent on Alan Moisio, our CEO, Manager, David Harvey, our COO, Manager, Derek Pierson, our CTO, Manager, and Nathaniel Brogadir, our CBO. The Company has or intends to enter into employment agreements with Alan Moisio, David Harvey, Derek Pierson, and Nathaniel Brogadir, however there can be no assurance that it will do so or that any of them will continued to be employed by the Company for a particular period of time. The loss of any of them could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people. We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations. Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions. We continue to face advanced and persistent attacks on our information infrastructure where we manage and store

various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business. Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels. The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies. The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer. We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease-and-desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Limited liability companies are highly flexible legal structures where rights of members vary widely. Limited liability companies are widely prevalent in today's business environment, in part because they are flexible vehicles that do not require the same rigid policies and procedures as a corporation. This flexibility, however, means that the relationship of members of a limited liability company are largely governed by the limited liability company operating agreement ("Operating Agreement"). The governance of any limited liability company can be drastically different from the governance of any other entity. The Operating Agreement of the Company has been omitted because the Company intends to alter the governance of the Company in the near future, possibly by converting to a corporation. If the Securities convert to membership interests, the Investors must rely on future investors in the Company to negotiate terms that will provide appropriate rights and protections to the Investors.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C-AR, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR   INVESTMENT.

CAPITALIZATION, DEBT AND OWNERSHIP

The following is a discussion of certain rights the outstanding securities related to the Company's capitalization, including a brief discussion of: (a) the voting rights, (b) anti-dilution rights, (c) how the securities sold in reliance on Regulation CF may be limited or diluted by such class of security, and (d) additional material rights, in each case, of such class of security.

Equity

As of the date of this Form C-AR, the Company's outstanding equity securities consists of:

Type	Interests held by managing members
Amount Outstanding	Not Represented by Units
Par Value Per Membership Unit	N/A
Voting Rights	The managing members vote generally based on percentage interests held by the managing members and a majority is generally required.
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional interests which may dilute the Security.
Percentage ownership of the Company by the holders of such security.*	100% - Subject to profit shares (see "Profit Share" below)

Type	Series B Interests
Amount Outstanding	100 units issued to Orlando Members (as defined below) and 10 units issued to Bridgeport Members (as defined below.
Par Value Per Unit	N/A
Voting Rights	No voting rights
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Series B interests which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	See "Profit Share" section below.

Profit Share

Profits Interests Generally

Limited liability companies are flexible entities that allow the members to broadly determine the governance structure and the distribution of profits and losses (and accompanying tax allocations). Limited liability companies are, by default (assuming they have more than one member), taxed as a partnership. While state laws often allow for flexible arrangements of determining profits and losses, federal tax law does impose some limitations, and generally, partnership rights to receive cash or assets of a company are divided into "capital," "profits," and "losses." Members with a right to receive "capital" are entitled to the assets of the company upon the dissolution of the company.

Members who hold profits or loss interests only have the rights to the profits/losses of the company. Profits and losses can be further subdivided to only allocate certain profits or certain losses to particular members.

Company's Class B Interests

The Company has sold certain membership interests to various investors. Such membership interests are currently designated as "Class B Interests" and such Class B Interests are further divided as follows: (1) the first group has a 40% profit share interest in the Company's operations in Orlando Florida ("**Orlando Members**"); and (2) the second group has a 25% profit share interest in the Company's operations in Bridgeport Connecticut ("**Bridgeport Members,**" and, collectively with the Orlando Members, the "**Investor Members**").

The Investor Members in each group have limited voting rights and only have the rights to share in the profits derived from the operations in their respective groups based on their respective profit share and then based on their pro-rata portion of contributed capital in each group. For example, an Orlando Member who contributed 10% of the capital of all Orlando Members would be entitled to receive 4% of all profits distributed that were generated from the Orlando operations (40% multiplied by 10%).

Expected Outlook and Changes

The Company, however, intends to convert to a corporation within the next 12-24 months, and on or before such conversion, intends to cause the Investor Members to convert their Class B Interests to either stock in the newly converted company or to a convertible security such as a Simple Agreement for Future Equity and, if the latter, the Company intends that such SAFE have the same or substantially similar terms as the Security.

Safes, Convertible Notes, & Other Convertible Securities

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type	Crowd SAFE
Face Value	$69,515
Voting Rights	None
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	N/A
Valuation Cap	$10,000,000

Restrictions on Transfer of Securities Sold in Reliance on Regulation CF

All securities sold in reliance on regulation CF may only be transferred or sold in accordance with the following:

(a) Securities issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) and in accordance with section 4A of the Securities Act (15 U.S.C. 77d-1) may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), unless such securities are transferred:

(1) To the issuer of the securities;

(2) To an accredited investor;

(3) As part of an offering registered with the Commission; or

(4) To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

(b) The term accredited investor means any person who comes within any of the categories set forth in 17 C.F.R. 230.501(a), or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

(c) The term member of the family of the purchaser or the equivalent includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Outstanding Debt

The Company has the following debt outstanding: None

PRIOR OFFERINGS

We have made the following issuances of securities within the last three years:

Summary

The following is an aggregation of the sales the Company has made in the previous 3 years. In general, the Company has conducted two rounds of fund raising with the principal purpose of raising capital upon launching in two markets.

Security Type	Principal Amount of Securities Sold	Number of Securities Issued	Use of Proceeds	Exemption from Registration Used or Public Offering
Series B Units (Bridgeport)	$60,000	10 Units	Acquisition of Scooters	Section 4(a)(2)
Series B Units (Orlando)	$200,000	100 Units	Acquisition of Scooters	Section 4(a)(2)
Crowd SAFE	$69,515	N/A	Acquisition of Scooters/Working Capital	Regulation Crowdfunding

Detailed

The following is a detailed list of the issuances of securities the Company has made in the prior 3 years. Please see the use of proceeds and the exemption relied upon in the table above under "Summary."

Security Type	Date Sold	Principal Amount Sold	Number of Units
Series B Units (Bridgeport)	November 19, 2019	$5,000	2.5
Series B Units (Bridgeport)	November 25, 2019	$11,000	5.5
Series B Units (Bridgeport)	January 3, 2020	$35,000	17.5
Series B Units (Bridgeport)	December 13, 2019	$12,500	6.25
Series B Units (Bridgeport)	November 22, 2020	$5,000	2.5
Series B Units (Bridgeport)	December 30, 2019	$2,000	1
Series B Units (Bridgeport)	December 6, 2019	$26,000	13

Series B Units (Bridgeport)	December 9, 2019	$55,000	27.5
Series B Units (Bridgeport)	December 12, 2019	$10,000	5
Series B Units (Bridgeport)	January 14, 2020	$10,000	5
Series B Units (Bridgeport)	January 2, 2020	$10,000	5
Series B Units (Bridgeport)	December 23, 2019	$4,000	2
Series B Units (Bridgeport)	January 7, 2020	$12,500	6.25
Series B Units (Bridgeport)	December 9, 2020	$2,000	1
Series B Units (Orlando)	January 24, 2020	$12,000	2
Series B Units (Orlando)	March 10, 2020	$6,000	1
Series B Units (Orlando)	March 18, 2020	$6,000	1
Series B Units (Orlando)	February 25, 2020	$12,000	2
Series B Units (Orlando)	February 20, 2020	$6,000	1
Series B Units (Orlando)	March 13, 2020	$6,000	1
Series B Units (Orlando)	February 5, 2020	$6,000	1
Series B Units (Orlando)	March 9, 2020	$6,000	1
Managing Member Interests*	January 30, 2019	$108,000	N/A
Managing Member Interests*	May 15, 2019	$45,000	N/A
Managing Member Interests*	Jan 20, 2020	$0	N/A
Crowd SAFE	April 30, 2021	$69,515	N/A

*As managing member interests, these issuances may not have been securities. If, however, these issuances would be deemed to be securities, the Company has relied upon Section 4(a)(2) of the Securities Act.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons: None

PRIOR COMPLIANCE WITH ONGOING REPORTING REQUIREMENTS

The Company previously filed Form C-AR on May 17, 2021.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Alan Moisio
_____
(Signature)

Alan Moisio
_____
(Name)

CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Alan Moisio
_____
(Signature)

Alan Moisio
_____
(Name)

CEO, Manager

(Title)

April 24, 2022

(Date)

/s/David Harvey

(Signature)

David Harvey

(Name)

COO, Manager

(Title)

April 24, 2022

(Date)

/s/Derek Pierson

(Signature)

Derek Pierson

(Name)

CTO, Manager

(Title)

April 24, 2022

(Date)

/s/Nathaniel Brogadir

(Signature)

Nathaniel Brogadir

(Name)

CBO

(Title)

April 24, 2022

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

Self-Certification of Financials

I, Alan Moisio, being the CEO of Lynx City LLC, hereby certify as of the date of this Form C-AR that the financial statements of Lynx City LLC included in this Form are true and complete in all material respects.

/s/ Alan Moisio
_____
(Signature)

Alan Moisio
_____
(Name)

CEO
_____
(Title)

April 24, 2022
_____
(Date)

EXHIBIT A

Financial Statements

Lynx City LLC

Balance Sheet
As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Bank of America - Checking	0.00
Peoples Checking	29,215.41
Total Bank Accounts	**$29,215.41**
Other Current Assets	
Petty Cash	0.00
Prepaid Insurance	100,000.00
Uncategorized Asset	0.00
Total Other Current Assets	**$100,000.00**
Total Current Assets	**$129,215.41**
Fixed Assets	
Accumulated Amortization	0.00
Accumulated Depreciation	-155,031.00
Scooter Software	0.00
Scooters	
Scooters - Bridgeport	312,818.65
Scooters - Orlando	0.00
Total Scooters	**312,818.65**
Vehicles	
Vehicles - Bridgeport	42,838.88
Vehicles - Orlando	11,875.00
Total Vehicles	**54,713.88**
Vehicles-Bridgeport #2	38,192.10
Total Fixed Assets	**$250,693.63**
Other Assets	
Deposits	0.00
Total Other Assets	**$0.00**
TOTAL ASSETS	**$379,909.04**

Lynx City LLC

Balance Sheet
As of December 31, 2021

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
American Express	75.52
Chase Credit Card	250.00
Chase CC - 4327 (9823)	0.00
Chase CC - 4471	21,819.54
Chase CC - 4477	715.94
Chase CC - 9178	0.00
Chase CC - 9864	27.98
Total Chase Credit Card	**22,813.46**
Total Credit Cards	**$22,888.98**
Other Current Liabilities	
Deferred Revenue	0.00
Loan Payable David	33,000.00
Loan Payable - NAT	5,000.00
Loan Payable Alan	86,800.00
Loan Payable Derek	86,800.00
Loan Payable-E Bikes	10,000.00
Loan Payable-Stripe	15,268.00
Other Current Liabilities	0.00
Total Other Current Liabilities	**$236,868.00**
Total Current Liabilities	**$259,756.98**
Long-Term Liabilities	
Auto Finance - Bridgeport	31,543.07
Car Loan- Chrysler	31,362.48
Loan Payable - SBA	7,000.00
Total Long-Term Liabilities	**$69,905.55**
Total Liabilities	**$329,662.53**
Equity	
Contributions	105,210.38
Opening Balance Adjustments	0.00
Owner's Equity	54,162.66
Owner's Investment-Republic	70,000.00
Total Owner's Equity	**124,162.66**
Owner's Investment - Bridgeport	60,000.00
Owner's Investment - Orlando	200,000.00
Owner's Pay & Personal Expenses	-26,600.00
Retained Earnings	-244,809.08

Lynx City LLC

Balance Sheet

As of December 31, 2021

	TOTAL
Net Income	-167,717.45
Total Equity	**$50,246.51**
TOTAL LIABILITIES AND EQUITY	**$379,909.04**

Lynx City LLC

Balance Sheet

As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Bank of America - Checking	2,233.98
Peoples Checking	733.42
Total Bank Accounts	**$2,967.40**
Other Current Assets	
Prepaid Insurance	23,598.07
Total Other Current Assets	**$23,598.07**
Total Current Assets	**$26,565.47**
Fixed Assets	
Accumulated Depreciation	-155,031.00
Scooters	
Scooters - Bridgeport	149,474.55
Scooters - Orlando	159,844.10
Total Scooters	**309,318.65**
Vehicles	
Vehicles - Bridgeport	42,838.88
Vehicles - Orlando	11,875.00
Total Vehicles	**54,713.88**
Total Fixed Assets	**$209,001.53**
Other Assets	
Deposits	1,000.00
Total Other Assets	**$1,000.00**
TOTAL ASSETS	**$236,567.00**

Lynx City LLC

Balance Sheet
As of December 31, 2020

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Chase Credit Card	
Chase CC - 4471	24,981.63
Total Chase Credit Card	**24,981.63**
Total Credit Cards	**$24,981.63**
Other Current Liabilities	
Other Current Liabilities	116.23
Total Other Current Liabilities	**$116.23**
Total Current Liabilities	**$25,097.86**
Long-Term Liabilities	
Auto Finance - Bridgeport	36,621.41
Loan Payable - SBA	7,000.00
Total Long-Term Liabilities	**$43,621.41**
Total Liabilities	**$68,719.27**
Equity	
Contributions	105,210.38
Owner's Equity	54,162.66
Owner's Investment - Bridgeport	72,000.00
Owner's Investment - Orlando	198,000.00
Owner's Pay & Personal Expenses	-16,600.00
Retained Earnings	-25,074.00
Net Income	-219,851.31
Total Equity	**$167,847.73**
TOTAL LIABILITIES AND EQUITY	**$236,567.00**

"No assurance can be provided for this statement"

Lynx City LLC

Profit and Loss
January - December 2021

	TOTAL
Income	
Rental Fees	0.00
Rental Fees - Bridgeport	259,094.18
Rental Fees - Orlando	18,843.77
Total Rental Fees	**277,937.95**
Sale of Vehicle	3,500.00
Sales	0.00
Total Income	**$281,437.95**
Cost of Goods Sold	
Cost of Goods Sold	8,214.56
Cost of Revenue	13,890.58
Shipping, Freight & Delivery - COS	
Shipping, Freight & Delivery - COS Bridgeport	15,426.82
Total Shipping, Freight & Delivery - COS	**15,426.82**
Total Cost of Goods Sold	**$37,531.96**
GROSS PROFIT	**$243,905.99**
Expenses	
Advertising & Marketing	11,966.42
Advertising & Marketing - Bridgeport	0.00
Advertising & Marketing - Orlando	0.00
Total Advertising & Marketing	**11,966.42**
Bank Charges & Fees	0.00
Car & Truck	2,129.09
Cell Phone	7,701.18
Contractors	
Contractors - Bridgeport	366.91
Total Contractors	**366.91**
Dues & subscriptions	595.00
Insurance	125,420.25
Insurance - Bridgeport	0.00
Insurance - Orlando	1,887.03
Total Insurance	**127,307.28**
Interest Paid	9,245.46
Job Supplies	16,780.00
Legal & Professional Services	23,600.80
Legal & Professional Svcs - Bridgeport	0.00
Legal & Professional Svcs - Orlando	8,375.00
Total Legal & Professional Services	**31,975.80**
Meals & Entertainment Expense	275.60
Moving Expense	13,687.13

Lynx City LLC

Profit and Loss
January - December 2021

	TOTAL
Office Expenses & Postage	10,664.05
Office Supplies & Software	30,436.98
Other Business Expenses	752.61
Payroll	111,782.00
Payroll - Bridgeport	0.00
Payroll Fees	5,457.11
Payroll Taxes	-56,422.48
Total Payroll	**60,816.63**
Rent & Lease	0.00
Rent & Lease - Bridgeport	13,684.41
Total Rent & Lease	**13,684.41**
Repairs & Maintenance	4,273.13
Repairs & Maint - Bridgeport	0.00
Repairs & Maint - Orlando	0.00
Total Repairs & Maintenance	**4,273.13**
Software Lease Expense	31,309.13
Taxes & Licenses	26,712.50
Taxes and Licenses - Bridgeport	0.00
Taxes and Licenses - Orlando	5,045.29
Total Taxes & Licenses	**31,757.79**
Travel	218.96
Travel Expense	2,888.54
Utilities	400.07
Utilities - Orlando	3,536.45
Total Utilities	**3,936.52**
Total Expenses	**$412,768.62**
NET OPERATING INCOME	**$ -168,862.63**
Other Income	
Other Income	1,145.18
Total Other Income	**$1,145.18**
Other Expenses	
Reconciliation Discrepancies	0.00
Total Other Expenses	**$0.00**
NET OTHER INCOME	**$1,145.18**
NET INCOME	**$ -167,717.45**

Lynx City LLC

Profit and Loss
January - December 2020

	TOTAL
Income	
Rental Fees	0.00
Rental Fees - Bridgeport	306,654.30
Rental Fees - Orlando	251,128.22
Total Rental Fees	**557,782.52**
Total Income	**$557,782.52**
Cost of Goods Sold	
Cost of Revenue	14,532.71
Shipping, Freight & Delivery - COS	
Shipping, Freight & Delivery - COS Bridgeport	9,760.52
Total Shipping, Freight & Delivery - COS	**9,760.52**
Total Cost of Goods Sold	**$24,293.23**
GROSS PROFIT	**$533,489.29**
Expenses	
Advertising & Marketing	5,534.87
Advertising & Marketing - Bridgeport	478.57
Advertising & Marketing - Orlando	478.58
Total Advertising & Marketing	**6,492.02**
Bank Charges & Fees	1,418.35
Car & Truck	18,143.97
Car & Truck - Orlando	2,525.36
Car and Truck - Bridgeport	2,525.36
Total Car & Truck	**23,194.69**
Car & Truck Expenses	1,003.24
Cell Phone	11,297.72
Computer & Technology	247.08
Contractor Expense	1,800.00
Contractors	5,448.09
Contractors - Bridgeport	523.24
Total Contractors	**5,971.33**
Insurance	
Insurance - Bridgeport	23,997.28
Insurance - Orlando	75,971.58
Total Insurance	**99,968.86**
Interest Paid	7,581.17

Lynx City LLC

Profit and Loss
January - December 2020

	TOTAL
Job Supplies	3,930.22
Job Supplies - Bridgeport	8,531.94
Job Supplies - Orlando	2,130.00
Total Job Supplies	**14,592.16**
Legal & Professional Services	22,583.88
Legal & Professional Svcs - Bridgeport	1,650.00
Legal & Professional Svcs - Orlando	7,162.50
Total Legal & Professional Services	**31,396.38**
Meals & Entertainment	2,029.70
Meals & Entertainment Expense	6,353.28
Office Expenses & Postage	4,552.14
Office Supplies & Software	18,258.84
Other Expenses	648.74
Payroll	6,832.36
Payroll - Bridgeport	114,844.37
Payroll - Orlando	85,209.77
Payroll Fees	3,003.23
Payroll Taxes	19,321.74
Total Payroll	**229,211.47**
Rent & Lease	21,750.11
Repairs & Maintenance	223.20
Repairs & Maint - Bridgeport	1,716.80
Repairs & Maint - Orlando	6,566.90
Total Repairs & Maintenance	**8,506.90**
Software Lease Expense	48,692.37
Taxes & Licenses	20,569.76
Taxes and Licenses - Bridgeport	18,011.02
Taxes and Licenses - Orlando	6,795.50
Total Taxes & Licenses	**45,376.28**
Travel	7,724.61
Travel Expense	4,218.97
Utilities	1,118.21
Utilities - Bridgeport	225.00
Utilities - Orlando	4,054.98
Total Utilities	**5,398.19**
Total Expenses	**$607,684.60**
NET OPERATING INCOME	**$ -74,195.31**

Lynx City LLC

Profit and Loss
January - December 2020

	TOTAL
Other Expenses	
Depreciation	
Depreciation - Bridgeport	45,621.00
Depreciation - Orlando	100,035.00
Total Depreciation	**145,656.00**
Total Other Expenses	**$145,656.00**
NET OTHER INCOME	**$ -145,656.00**
NET INCOME	**$ -219,851.31**

"No assurance can be provided for this statement"